UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CRUCELL N.V.
(Name of Subject Company (Issuer))

CILAG HOLDING AG
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

ORDINARY SHARES, €0.24 PAR VALUE, and AMERICAN DEPOSITARY SHARES,
EACH OF WHICH REPRESENTS ONE ORDINARY SHARE
(Title of Class of Securities)

N23473 10 6 (Ordinary Shares)
228769105 (American Depositary Shares)
 (CUSIP Number of Class of Securities)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

Transaction Valuation	CALCULATION OF FILING FEE	Amount of Filing Fee
N/A		N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

For Immediate Release

Johnson & Johnson and Crucell Provide Progress
Update on Preparations for Public Offer

New Brunswick, N.J., and Leiden, the Netherlands, 29 October 2010 – Pursuant to the provisions of Section 7 paragraph 1(a) of the Dutch Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) requiring a public announcement within four weeks following the announcement of an intended public offer to provide a status update, Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) provide the following joint update.

Johnson & Johnson and Crucell report that the companies are making progress on the preparations for the intended public offer that was previously announced on 6 October 2010 (the Offer). Regarding the announcement by Crucell on 28 October 2010 about manufacturing issues in Crucell’s Shingal facility in Korea, Johnson & Johnson is working with Crucell to understand the circumstances surrounding these events and to assess the situation.

Johnson & Johnson has filed a first draft of the offer document with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or the AFM) for review and approval. Johnson & Johnson currently expects to request and obtain the final approval of the offer document from the AFM and to be in a position to launch the Offer before the end of November, as previously announced. The U.S. Securities and Exchange Commission will also have an opportunity to review and comment on the offer document.

On 14th October 2010, Crucell announced that it will convene an initial informational Extraordinary General Meeting of Shareholders on 10th December 2010 in Amsterdam, the Netherlands, to discuss the Offer. This initial informational meeting will not be the statutory shareholders meeting as required by Dutch takeover regulations.

Johnson & Johnson and Crucell have started the consultation process with the Crucell works council and expect to receive the work council’s advice regarding the Offer shortly. The Internal Revenue Service (IRS) ruling to be obtained by Johnson & Johnson on certain US tax matters has been formally requested and the Dutch tax ruling on certain Dutch tax matters has been obtained. Johnson & Johnson has submitted a draft request to the European Commission (the EC) to file an anti-trust notification with the EC. The anti-trust filings with the competition authorities of Brazil have been made.

Johnson & Johnson confirms that the offer price will be paid from Johnson & Johnson’s currently available cash resources. The financing of the Offer is not subject to any financing conditions or contingencies.

Additional Information
The Offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell Crucell N.V.’s ordinary shares (including ordinary shares underlying American depositary shares), nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  At the time the Offer is commenced, Johnson & Johnson will file a tender offer statement with the SEC. Crucell N.V.’s shareholders are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Crucell N.V.’s shareholders should consider before tendering their shares.  These documents will be available for free on the SEC web site www.sec.gov.  Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site www.sec.gov or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson
Caring for the world, one person at a time….inspires and unites the people of Johnson & Johnson.  We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements
(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell N.V.’s expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the  outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals, and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell N.V. as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell N.V. can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell N.V.’s Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com, or on request from Johnson & Johnson or Crucell N.V.. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524